FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For December 20, 2007

Commission File Number 0- 50822

NWT URANIUM CORP.

(Translation of Registrant's name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X___	Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No __X__

This Form 6-K consists of:

“Nu-Mex Uranium Corp. (“Nu-Mex”) and NWT Uranium Corp. (“NWT”) announced today they have entered into an arrangement agreement (the “Arrangement Agreement”) pursuant to which Nu-Mex will acquire 100% of the securities of NWT through a court-approved plan of arrangement (the “Arrangement”).

The Board of Directors of NWT, based in part on the recommendation of the Independent Committee of Directors, has unanimously recommended that NWT shareholders vote in favour of the Arrangement. The NWT Board has also received an opinion from its financial advisor, Evans & Evans, Inc., that the consideration to be received by NWT shareholders is fair from a financial point of view.

The acquisition will be completed by way of a court-approved plan of arrangement whereby each NWT common share will be exchanged for 0.40 of a Nu-Mex common share. Any outstanding options and warrants to acquire common shares of NWT will be exchanged for analogous options and warrants to acquire common shares of Nu-Mex at the same exchange ratio.

There are currently 35,625,000 Nu-Mex common shares outstanding and 106,031,342 NWT common shares outstanding. Should the proposed Arrangement be completed and Nu-Mex acquires 100% of the NWT common shares, current Nu-Mex shareholders would own approximately 46% of Nu-Mex and current NWT shareholders would own approximately 54% of Nu-Mex (assuming that after the date hereof there would not be any additional common share issuances by either party, and not including any common shares issued in connection with the financing by Nu-Mex referred to below).

The Arrangement Agreement includes mutual customary non-solicitation covenants on NWT and Nu-Mex but provides each party with the ability to respond to unsolicited proposals in accordance with the terms of the Arrangement Agreement. In the event that the Arrangement Agreement is terminated and either party accepts a superior proposal, the Arrangement Agreement imposes a termination fee of cash equal to the greater of: (i) $5,000,000; and (ii) 2% of the market capitalization of NWT.

The completion of the Arrangement is subject to a number of customary conditions precedent, including that the Arrangement be approved by 66 2/3% of the votes cast by NWT shareholders present in person or by proxy at the special meeting, and the approval of the Arrangement by the Superior Court of Justice of Ontario. The proposed transaction is also subject to Nu-Mex arranging a financing at a minimum price of US$4.00 per common share for gross proceeds of not less than US$25,000,000. In addition, the Arrangement is subject to common shares of Nu-Mex to be issued pursuant to the Arrangement being listed on the Toronto Stock Exchange or the TSX Venture Exchange.

The Arrangement Agreement provides that, subject to the terms therein, the special meeting of NWT shareholders to approve the Arrangement be held as soon as reasonably practicable, and in any event, no later than April 28, 2008. The management information circular for the special meeting of NWT shareholders will be mailed to NWT shareholders and be available at the SEDAR website at www.sedar.com. All securityholders are urged to read the management proxy circular once it is available.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NWT URANIUM CORP.

By: /s/ Marek Kreczmer
Marek Kreczmer President and CEO

Date: December 20, 2007